SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

May 25, 2022

Commission File Number 001-36761

Kenon Holdings Ltd.

1 Temasek Avenue #37-02B
Millenia Tower
Singapore 039192
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBITS 99.1 AND 99.2 TO THIS REPORT ON FORM 6-K ARE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-201716) OF KENON HOLDINGS LTD. AND IN THE PROSPECTUSES RELATING TO SUCH REGISTRATION STATEMENT.

CONTENTS

Periodic Report of OPC Energy Ltd. for the Three Months Ended March 31, 2022
On May 25, 2022, Kenon Holdings Ltd.’s subsidiary OPC Energy Ltd. (“OPC”) reported to the Israeli Securities Authority and the Tel Aviv Stock Exchange its periodic report (in Hebrew) for the three-month period ended March 31, 2022 (“OPC’s Periodic Report”). English convenience translations of the (i) Report of the Board of Directors for the Three-Month Period ended March 31, 2022 and (ii) Unaudited Condensed Consolidated Interim Financial Statements as at and for the Three-Month Period ended March 31, 2022, each as published in OPC’s Periodic Report are furnished as Exhibits 99.1 and 99.2, respectively, to this Report on Form 6-K. In the event of a discrepancy between the Hebrew and English versions, the Hebrew version shall prevail.

Forward Looking Statements
This Report on Form 6-K, including the exhibits hereto, includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include statements with respect to OPC’s business strategy, statements relating to OPC’s and CPV’s development projects including expected start of construction and completion or operation dates, estimated cost and investment in projects, and characteristics (e.g., capacity and technology) and stage of development of such projects, including expected commercial operation date (“COD”), estimated construction cost and capacity, and statements with respect to CPV’s development pipeline and backlog and projects including the description of projects in various stages of developments and statements relating to expectations about these projects, statements and plans with respect to the construction and operation of facilities for generation of energy on the consumers’ premises and arrangements for supply and sale of energy to consumers, statements with respect to the OPC Sorek 2 Ltd. project and its construction, equipment supply and long-term maintenance agreements, statements with respect to industry and potential regulatory developments in Israel and the U.S., the OPC-Hadera power plant, including the expected insurance reimbursement for COD delay and compensation for delay in delivery date, OPC’s plans and expectations regarding regulatory clearances and approvals for its projects, and the technologies intended to be used thereto, statements with respect to the expected impact of COVID-19, the Electricity Authority tariffs, including the expected impact of the updated tariffs for 2022 on OPC’s profits, expected timing and impact of maintenance, renovation and construction work on OPC’s power plants, including statements relating to the impact and duration of OPC-Hadera’s steam turbine shutdown and the related maintenance plans, the expected COD of Energean’s Karish reservoir and expected impact of COD delays, the expected interpretation and impact of regulations on OPC and its subsidiaries, OPC’s expansion plans and goals, OPC’s adoption of certain accounting standards and the expected effects of those standards on OPC’s results, statements relating to transactions to be completed and the shareholders’ agreement to be signed in connection with the investment agreement with Veridis, statements relating to PJM market reform and its impact on CPV’s operations including the Rogue’s Wind project, statements relating to investigations by the U.S. Department of Commerce on custom duties levied on imported solar panels and its potential impact on CPV’s operations including the Maple Hill project, and statements relating to potential expansion activities by OPC outside of Israel. These statements are based on OPC Energy Ltd. management’s current expectations or beliefs, and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties which could cause the actual results to differ materially from those indicated in such forward-looking statements. Such risks include risks relating to potential failure to obtain regulatory or other approvals for projects or to meet the required conditions and milestones for development of its projects, the risk that OPC (including CPV) may fail to develop or complete projects or any other planned transactions including dispositions or acquisitions, as planned or at all, the actual cost and characteristics of project, risks relating to potential new regulations or existing regulations having different interpretations or impacts than expected, the risk that the accounting standards may have a material effect on OPC’s results, risks relating to changes to the updated Electricity Authority tariffs and the potential impact on OPC’s results, risks relating to the potential failure to complete the transactions or to sign into the shareholders’ agreement as contemplated under the investment agreement with Veridis, including due to failure to obtain necessary approvals from third-parties or relevant authorities, risks relating to PJM market reform and potential delay of projects in the PJM market, risks relating to changes in customs duty on imported solar panels and its impact on CPV’s results, risks relating to electricity prices in the U.S. where CPV operates and the impact of hedging arrangements of CPV, and other risks and factors, including those risks set forth under the heading “Risk Factors” in Kenon’s most recent Annual Report on Form 20-F filed with the SEC and other filings. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.

Exhibits

99.1	OPC Energy Ltd. – Report of the Board of Directors for the Three-Month Period ended March 31, 2022, as published on May 25, 2022 with the Israeli Securities Authority and Tel Aviv Stock Exchange*
99.2
OPC Energy Ltd. – Unaudited Condensed Consolidated Interim Financial Statements as at and for the Three-Month Period ended March 31, 2022, as published on May 25, 2022 with the Israeli Securities Authority and Tel Aviv Stock Exchange*

*English convenience translation from Hebrew original document.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KENON HOLDINGS LTD.

Date: May 25, 2022	By:	/s/ Robert L. Rosen
	Name:	Robert L. Rosen
	Title:	Chief Executive Officer